Integrity

IN EVERYTHING WE DO

curaleaf

TEAM MEMBER CODE OF CONDUCT

Introduction
We believe that our most important assets are our Team Members and our culture. With your help, we are building a culture of innovation and excellence where best-in-class is the standard for our Team Members and in the products we sell. As a Curaleaf Team Member, you are an integral part of our mission to be an industry leader. This means that regardless of the nature of your job, your every task reflects and contributes to the impression others have of Curaleaf.
The Curaleaf Team Member Code of Conduct is just one of the ways we put our values into practice and distinguish ourselves as a premier multi-state operator within the emerging cannabis industry. The Code of Conduct was developed to outline and describe the expectations we have of all Curaleaf Team Members and affiliates.
As part of the Curaleaf team, it is your responsibility to understand and follow the expectations set forth in the Code of Conduct and our policies and keep current on required training and regulations that are applicable to your position at Curaleaf.

A message from
Matt Darin, Chief Executive Officer, Curaleaf.
“Our Code of Conduct is the ethical foundation of everything we do. We put our customers first and conduct ourselves with the utmost integrity in our business. In this way, we are best positioned to be the leaders in our industry and to serve our customers and all our stakeholders
As a Curaleaf Team Member, you are a part of an innovative company whose mission is to be THE industry leader, with regards to ethics, research and development, commitment to people and community, and regulatory compliance. Therefore, it is imperative that as Curaleaf Team Members, we each make a commitment to ourselves and to our colleagues to conduct ourselves in a manner that is consistent with our values and vision to be the world’s premier wellness and lifestyle cannabis company.
Remember, our reputation as the world’s premier wellness and lifestyle cannabis company must be earned and protected. The only way to achieve this is to act with integrity and honesty and to remain true to our mission.”

Who must follow our code?

EXECUTIVES, DIRECTORS, MANAGERS, ALL TEAM MEMBERS AND ANY OTHER INDIVIDUAL OR COMPANY WORKING ON BEHALF OF CURALEAF MUST ABIDE BY THE CODE OF CONDUCT. SIMPLY STATED, THERE ARE NO EXCEPTIONS.

FAILURE TO DO SO CAN RESULT IN DISCIPLINARY ACTION, INCLUDING TERMINATION OF EMPLOYMENT, CONTRACT OR RELATIONSHIP.

Code of Conduct Principles
INTEGRITY
We are committed to abiding by all laws, regulations, and internal policies, and conduct all business matters with the highest level of integrity and ethics. Anything less is not acceptable.

EXCELLENCE
We strive for excellence in everything we do. Under no circumstances will we compromise quality or safety when developing, cultivating, marketing, and distributing our products
COMMITMENT
We are committed to improving the lives of our customers and giving back to the communities we serve. We always put our customers and patients first.

RESPECT
Our differences are what make us innovative, unique, and set us apart from our competitors. As a company we are inclusive, diverse, and tolerant of each other, our ideas, and our experiences.

RESPONSIBILITY
We are responsible for protecting our people, environment, assets, and reputation.

CODE OF CONDUCT: INTEGRITY
Team Member
Expectations
•Act in a professional, honest, and ethical manner at all times.
•Stay familiar with the information contained in this Code as well as Company policies, job specific procedures and local laws and regulations
•Complete all required training in a timely manner and keep up to date on changes in policies or regulations and Company expectations. Policies can be found on the Compliance, P&C, and IT pages of the Leaf.
•Report questions and concerns about violations of this Code, Company policies, local laws and regulations to your supervisor, the Ethics Helpline, or to any of the resources listed in this Code.
•Remember: No reason, including the desire to meet business goals, is an excuse for compromising our ethics or violating laws, regulations, the Code, or policies.

CODE OF CONDUCT: INTEGRITY
Leadership Expectations
IN ADDITION TO THE EXPECTATIONS OUTLINES ABOVE, INDIVIDUALS IN LEADERSHIP POSITIONS (I.E. MANAGERS, DEPARTMENT HEADS, ETC.) ARE EXPECTED TO:
•Lead by example and exemplify the highest standards of ethical business conduct
•Be a proactive resource for others
•Communicate and remind Team Members, consultants, vendors, and business partners about the importance of honesty and transparency
•Provide informal and formal opportunities to discuss ethics and ethically challenging situations with other Team Members.
•Promote an environment where compliance adherence is recognized, valued, and rewarded.
•If you supervise external business partners, ensure that they understand their ethics and compliance obligations.

CODE OF CONDUCT: INTEGRITY
FINANCIAL INTEGRITY AND EXPECTATIONS
All Team Members must act responsibly and follow company or department specific policies for matters pertaining to company finances. Recordkeeping and documentation policies must be strictly followed.

In addition, Team Members submitting expense reports should review the Team Member Handbook and Travel and Expense Policy or contact the Finance Department if questions arise.
ANTI-BRIBERY AND ANTI-KICKBACK LAWS
Curaleaf, its Team Members, and third parties acting on Curaleaf’s behalf are prohibited from offering or providing inducements or kickbacks to win or influence business or to advance company interests. Given the complexity of anti-bribery and anti-kickback laws, Team Members are encouraged to review the company’s Anti-Bribery Anti-Corruption Policy. Anyone with questions or concerns is encouraged to contact the Compliance or Legal Department
POLITICAL INVOLVEMENT & CONTRIBUTIONS
Team Members are expected to take appropriate precautions to avoid the appearance that political involvement, regardless of the nature or type (e.g., contributions, campaigning, volunteering, etc.), is being used to gain favor or as an attempt to exert influence. Involvement in political activities as an individual means that actions and views expressed are those of the individual Team Member, and not attributable to Curaleaf. Team Members are encouraged to review the company’s Political Activities Policy.

CODE OF CONDUCT: INTEGRITY
In addition, Team Members are prohibited from using Curaleaf funds, assets, services, or facilities to support a political candidate or party, and may not engage in lobbying activities without prior written authorization from the Head of Government Relations and Chief Compliance Officer.
MARKETING & BUSINESS PRACTICES
All promotional and non-promotional materials used internally or externally in any format must be reviewed before being published or used, if such materials reference Curaleaf, Curaleaf affiliates and/or Curaleaf products, including but not limited to the Curaleaf, Curaleaf Hemp, Select, Grassroots, or Uku brands, or to cannabis and/or cannabinoids (including without limitation hemp, CBD or THC) and their supposed benefits, claims, dosing recommendations or qualifying medical conditions. Team Members are expected to consult the National and State Marketing Cannabis Compliance Manual prior to submitting marketing materials or marketing events to Compliance for review.
BUSINESS INTELLIGENCE
Competitive information should only be obtained through legal and ethical means and should respect confidentiality commitments made by others. Curaleaf Team Members are prohibited from participating in deceptive or unethical behavior for the purpose of gaining information about competitors, including accepting information from third parties about a competitor. Team Members should consult the Business Ethics Policy for additional guidance

CODE OF CONDUCT: INTEGRITY
ETHICAL BUSINESS PARTNERS
Curaleaf is committed to working with and expects business partners (e.g., vendors, consultants, distributors, etc.) to conduct business with integrity. As part of the vetting process, business partners should expect to provide references and commit to being an honest and transparent business partner. If a business partner is found to have acted in a manner inconsistent, the contract or arrangement should be reviewed by the Compliance, Legal and/or Finance Departments.
CONFLICTS OF INTEREST
A conflict of interest occurs when a competing interest exists that may interfere with an individual’s ability to make an objective decision. Situations where a conflict of interest is likely to arise should be avoided. However, if a conflict does arise, whether direct or indirect, the situation must be reported to the Compliance Department.
Examples of indirect conflicts include outside employment in a non-competing industry and serving on external for-profit board or similar type of advisory role. Further, employees are prohibited from accepting gifts or benefits of value from a third party without prior disclosure to the Compliance Department. Team Members are encouraged to review the Business Ethics Policy for additional guidance.
GIFTS & HOSPITALITY
Exchanging gifts or entertainment with current or prospective business partners creates a conflict of interest. Curaleaf’s position is straightforward

CODE OF CONDUCT: INTEGRITY
Gift(s) that exceed $100 per year to an individual or business must be approved in writing by the Compliance Department. Gifts may not be given or accepted if the intent is to improperly influence a business decision with customers, vendors, healthcare providers or government officials.
Entertainment, including meals, tickets or other types of entertainment conducted as part of a business relationship, must be reasonable and customary to a business relationship and may not be given or accepted if the intent is to improperly influence a business decision. Meals, gifts, or entertainment provided to a government employee/official, or healthcare professional must first be approved by the Compliance Department. Team Members are encouraged to review the company’s Business Ethics Policy for additional information.

CODE OF CONDUCT: EXCELLENCE

PRODUCT QUALITY & SAFETY
Quality is part of our culture and is integrated into all critical business and decision-making processes. The safety and well-being of our Team Members and customers is Curaleaf’s top priority. As such, we strictly follow regulations, standard operating procedures and best-practices in product development, manufacturing, and distribution
SAFETY & HEALTH
Curaleaf is committed to providing a safe and healthy workplace. Situations that may pose a health or safety hazard must be reported immediately. Team Members are reminded to comply with safety and health policies and procedures and report all near-misses, injuries, hazards, and property damage immediately.
SECURITY
Curaleaf is committed to providing a secure workplace for its Team Members, contractors, and visitors. Any situation that may pose a security risk must be reported immediately. Security is a shared responsibility. Immediately report any suspicious persons or activity to Security or Compliance. Weapons are prohibited on Curaleaf property, which includes designated employee parking areas and Curaleaf sponsored events.

CODE OF CONDUCT: COMMITMENT

PUBLIC INTERACTIONS
As part of our commitment to help improve the well-being of others, we recognize the importance of fully understanding the needs of the communities and individuals we serve. We strive to build relationships based on mutual respect and independence, and we are transparent in our interactions.
MEDICAL ADVICE
We are not allowed to give medical advice to our customers. Decisions regarding whether someone should use our products or which product our customers should use to address specific medical symptoms and conditions and appropriate dosing for these conditions should be made in consultation with a medical professional.

CODE OF CONDUCT

Respect

WE ARE INCLUSIVE, EMBRACE DIVERSITY AND TREAT EVERYONE WITH RESPECT AND DIGNITY.

WE ARE COMMITTED TO A WORKPLACE WHERE TEAM MEMBERS FEEL RESPECTED AND APPRECIATED. WE TREAT OUR TEAM MEMBERS WITH RESPECT AND DIGNITY. THIS IS THE BASIS OF OUR COMMITMENT TO ATTRACT AND RETAIN TALENTED INDIVIDUALS BY PROVIDING A SUPPORTIVE, PROFESSIONAL, ANDRESPECTFUL WORK ENVIRONMENT. THE FOLLOWING AREAS GUIDE THIS COMMITMENT:

CODE OF CONDUCT: RESPECT

DIVERSITY & INCLUSION
Curaleaf brings together Team Members with a wide variety of backgrounds, skills, and cultures. Combining this wealth of talent and resources creates the diverse and dynamic teams that drive our excellence. All our colleagues, job applicants, and business partners will be treated with respect and judged solely based on their qualifications, demonstrated skills, and achievements. We comply with and uphold laws prohibiting discrimination based on any protected characteristic, including non-discrimination based upon a person’s race, color, creed, citizenship, religion, gender, gender identity or expression, age, sexual orientation, national origin or ancestry, physical or mental disability, pregnancy, genetic information, military or veterans status, marital or familial status and any other legally protected characteristic under applicable federal, state or local laws
HARASSMENT-FREE WORKPLACE
We all have the right to work in an environment that is free from discrimination, intimidation, and harassment. Curaleaf expects all Team Members to adhere to a simple standard: all Team Members will be treated with respect. Verbal or physical conduct or communications of any type by any Team Members that are offensive, harass or create an intimidating or hostile work environment will not be tolerated.

ZERO TOLERANCE FOR RETALIATION
Curaleaf strictly prohibits retaliation. This is a cornerstone of our corporate culture. Regardless of the type of misconduct reported, we will not tolerate retaliation against anyone who makes a good faith report of an alleged violation. If you believe you have been retaliated against, you should notify the Compliance Department, Human Resources, Legal Department, or the Helpline immediately.
IMPAIRMENT
Use of any substances, including alcohol and cannabis, which may result in impairment while performing job related functions is strictly prohibited. If a manager has reasonable suspicion to believe that a Team Members is impaired or acting in a way that may adversely affect the Team Member’s job performance or the safety of the Team Members or others in the workplace, the manager may request a screening to determine the basis of such impairment. Every Team Member must ensure that they represent themselves and the company in a professional manner and follow all applicable workplace policies
ACCOUNTABILITY & DISCIPLINE
Violations of regulations, this Code, or encouraging others to do so, is strictly prohibited. Disciplinary action will be taken against any Team Member or business partner found to be in violation.

CODE OF CONDUCT: RESPONSIBILITY

PROTECTING COMPANY ASSETS
We are each personally responsible for protecting Company assets and using them with care. Company assets are comprised of our products (including biomass and its by-products), funds, facilities, equipment, information systems, intellectual property, and confidential information. Only use Company assets for appropriate and approved uses. Information that is sent or received through our computers and devices can become Company records, and we can be legally required to show those records. Therefore, make sure that the business information you process is accurate, appropriate, ethical, and legal.
PRIVATE & CONFIDENTIAL BUSINESS AND PATIENT INFORMATION
Team Members, officers, and directors must maintain the confidentiality of confidential information entrusted to them by Curaleaf or other companies, including our suppliers and customers, except when disclosure is authorized by a supervisor or legally permitted in connection with reporting illegal activity to the appropriate regulatory authority. Unauthorized disclosure of any confidential information is prohibited. Additionally, Team Members should take appropriate precautions to ensure that confidential or sensitive business information, whether proprietary to Curaleaf or another company, is not communicated within Curaleaf except to Team Members who need access to such information to perform job specific responsibilities. Please consult the Curaleaf Acceptable Use of Information and Systems Policy, and the Cloud Based External File Sharing Policy
Personal information related to patients, customers, Team Members, and others is considered sensitive information and is protected by laws and regulations and must be secured and kept confidential. Please consult the Curaleaf Personal Identifiable Information Policy for more information.

CODE OF CONDUCT: RESPONSIBILITY
INTELLECTUAL PROPERTY
Curaleaf’s intellectual property is an important asset that must be protected. Please remember to protect our assets by sharing them only with authorized parties. Additionally, ensure that you only use or disclose confidential or proprietary information with appropriate approvals. Properly label confidential information to indicate how it should be handled and distributed. Please refer to the Curaleaf Trade Secret Policy for additional information.
RECORDS & DISCLOSURE
As a public company, Curaleaf is subject to extensive and complex reporting requirements. All our financial records, accounts, and financial statements must be clear and complete, maintained in reasonable detail, and appropriately reflect our financial transactions and activities. Curaleaf will provide full, fair, accurate, timely, and accurate information in reports and documents filed with or submitted to regulatory authorities and in other public communications.
RESPONSIBLE COMMUNICATIONS
Write carefully and clearly in all your business communications, including emails and text messages, with the understanding that someday what you write may become a public document. Use common sense when communicating. Be truthful, accurate, and don’t embellish with unnecessary opinions. Be clear and avoid ambiguity and always consider how a future reader would interpret your communication. Don’t include sensitive information unless it is absolutely necessary and consider a face-to-face meeting or a phone call as an alternative to email or text. Always maintain a high standard of ethics when discussing sensitive information regardless of the method of communication.

CODE OF CONDUCT: RESPONSIBILITY
PUBLIC COMMUNICATIONS
Only authorized Team Members may speak on behalf of Curaleaf. Please note that only designated individuals in Executive Management, Marketing and Investor Relations are authorized to speak to the public on behalf of Curaleaf or any of its subsidiaries. All requests from the media must be referred to the SVP of Communications and Legal.
We expect all employees to be mindful and respectful of themselves, others, and the company when using any social media, including online forums, blogs, or bulletin boards. You must not discuss or post internal communications or other confidential business information, and you may never give the impression that you are speaking on behalf of Curaleaf unless you have prior authorization. Please refer to our Social Media Policy for additional information.
INSIDER TRADING
No one will use information concerning Curaleaf or information from our business partners for personal benefit. To help ensure that you do not engage in prohibited insider trading and avoid even the appearance of an improper transaction. Our Insider Trading Policy prohibits all our directors, officers, team members from trading securities or disclosing or passing along information to others who then trade based on material nonpublic information. You may only purchase or sell a company’s securities if you are not in possession of material non-public information. Certain individuals are subject to additional trading restrictions, which limit those individuals to trading in the Company’s securities only during certain open trading windows. For additional information, please consult the Curaleaf Insider Trading Policy.

RESOURCES

ETHICS HOTINE
If you see or suspect any illegal or unethical behavior or policy violation, or you have a question about what to do in a certain situation, you have a responsibility to speak up. Remember, an issue cannot be addressed unless it is brought to someone’s attention. Examples of matters that should be reported include violations of accepted industry codes, bribery or corruption, inappropriate financial reporting, or harassment. You are encouraged to share your concerns with any person with whom you feel most comfortable, including your manager or any other member of management, Compliance, People & Culture, or Legal. For additional information, please consult the Curaleaf Ethics Reporting Policy
Team Members are encouraged to use the Ethics Hotline, available 24/7. All calls and written reports are handled promptly and discreetly and investigated where appropriate. You may report your concern anonymously, however, whenever possible, it is important for the Ethics Committee to be able to follow up as necessary with additional questions. Confidentiality will be maintained to the fullest extent possible.
Ethics Hotline Contact Information:
http://curaleaf.ethicspoint.com.
Alternatively, calls may be made to 1-844-756-5524

WAIVERS AND AMENDMENT

In some cases, exceptions to the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be appropriate. Any Team Member or officer who believes that a waiver of any of these policies is appropriate in their case should first contact their immediate supervisor. If the supervisor agrees that a waiver is appropriate, the approval of the Chief Legal Officer must be obtained.
Any executive officer or director who seeks a waiver of any of these policies should contact the Chief Legal Officer. Any waiver of this Code for executive officers or directors or any change to this Code that applies to executive officers or directors may be made only by the Board of Directors of the Company and will be disclosed as required by applicable law or stock exchange regulations. The Company reserves the right to amend, alter, or terminate this Code at any time for any reason.
Ver. 10/2023

Thanks once again

FOR UPHOLDING OUR CODE OF CONDUCT AND MAKING INTEGRITY A PART OF EVERYTHING WE DO.